                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 22)*

                               BIOVAIL CORPORATION
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                                (Name of Issuer)

                           COMMON STOCK, NO PAR VALUE
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                         (Title of Class of Securities)

                                    09067K106
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                                 (CUSIP Number)

                                  EUGENE MELNYK
                               BIOVAIL CORPORATION
                              7150 MISSISSAUGA ROAD
                          MISSISSAUGA, ONTARIO L5N 8M5
                                     CANADA
                                 (905) 286-3000
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          (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 August 17, 2006
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            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. 09067K106                     13D
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1.   Names Of Reporting Persons.
     I.R.S. Identification Nos. of Above Persons (Entities Only).

     Eugene Melnyk
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2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a) [ ]

     (b) [ ]

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3.   SEC Use Only

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4.   Source of Funds (See Instructions)

     N/A
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5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     OR 2(e) [ ]
     N/A
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6.   Citizenship or Place of Organization

     Canada
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                7.  Sole Voting Power
  Number of
                    20,097,200
   Shares      -----------------------------------------------------------------
                8.  Shared Voting Power
Beneficially
                    190,496
Owned by Each  -----------------------------------------------------------------
                9.  Sole Dispositive Power
  Reporting
                    20,097,200
   Person      -----------------------------------------------------------------
               10.  Shared Dispositive Power
    With
                    190,496
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11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     20,287,696
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12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions)
     [X]
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13.  Percent of Class Represented by Amount in Row (11)

     12.7%
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14.  Type of Reporting Person (See Instructions)

     IN
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

                                  INTRODUCTION

      This Amendment No. 22 amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on March 30, 1994, as amended by Amendment No. 1 thereto filed with the SEC on April 11, 1995, Amendment No. 2 thereto filed with the SEC on September 25, 1996, Amendment No. 3 thereto filed with the SEC on March 11, 1997, Amendment No. 4 thereto filed with the SEC on May 6, 1997, Amendment No. 5 thereto filed with the SEC on January 13, 1998, Amendment No. 6 thereto filed with the SEC on March 26, 1998, Amendment No. 7 thereto filed with the SEC on September 28, 2001, Amendment No. 8 thereto filed with the SEC on January 15, 2002, Amendment No. 9 thereto relating to the event date of February 1, 2002, Amendment No. 10 thereto relating to the event date of May 8, 2002, Amendment No. 11 thereto relating to the event date of November 28, 2002, Amendment No. 12 thereto relating to the event date of August 6, 2003, Amendment No. 13 thereto relating to the event date of November 7, 2003, Amendment No. 14 thereto relating to the event date of December 9, 2003, Amendment No. 15 thereto relating to the event date of January 14, 2004, Amendment No. 16 thereto relating to the event date of March 19, 2004, Amendment No. 17 thereto relating to the event date of August 12, 2004, Amendment No. 18 thereto relating to the event date of August 26, 2004, Amendment No. 19 thereto relating to the event date of March 15, 2005, Amendment No. 20 thereto relating to the event date of April 30, 2006 and Amendment No. 21 relating to the event date June 28, 2006 (as so amended, the "Schedule 13D"), with respect to the common stock, no par value(the "Common Stock"), of Biovail Corporation (the "Company" or "Biovail"). Except as noted, the items amended hereby are amended and restated in their entirety. Except as amended by this Amendment No. 22, the Schedule 13D, as heretofore filed with the SEC, shall remain in full force and effect.

ITEM 1. SECURITY AND ISSUER.

      This amendment relates to the Common Stock of the Company. The Company's principal office is located at 7150 Mississauga Road, Mississauga, Ontario L5N8M5, Canada.

ITEM 2. IDENTITY AND BACKGROUND.

      This amendment is being filed by Eugene Melnyk, the Chairman of the Board and a director of the Company. The filing of this amendment shall not be construed as an admission that Mr. Melnyk is, for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any securities reported on herein except for the securities stated herein to be beneficially owned by Mr. Melnyk.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      Item 3 is hereby amended to add the following to the end of Item 3:

      Call options to purchase an aggregate of 1,653,900 shares of Common Stock have expired, as described on Schedule A.

ITEM 4. PURPOSE OF TRANSACTION.

      The first paragraph of Item 3 is incorporated by reference in this Item 4.

      Mr. Melnyk's acquisition and disposition of the securities of the Company has been for the purpose of investment. However, Mr. Melnyk retains his right to acquire shares of Common Stock and to dispose of shares of Common Stock. In determining whether to purchase or dispose of shares of Common Stock, Mr. Melnyk intends to consider and review various factors on a continuous basis, including the Company's financial condition, business and prospects, other developments concerning the Company, the price and availability of shares of Common Stock, other investment and business opportunities available to Mr. Melnyk, and developments with respect to general economic, monetary and stock market conditions.

      Except as otherwise described herein, Mr. Melnyk has no plan or proposal with respect to the Company which relates to or would result in any of the matters listed in Items 4 (a) - (j) of Schedule 13D. However, in addition to the rights reserved above, Mr. Melnyk retains his rights to modify his plans with respect to the transactions described in this Item 4, to acquire or dispose of securities of the Company and to formulate plans and proposals which could result in the occurrence of any such events, subject to applicable laws and regulations.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

      (a) As of August 17, 2006, Mr. Melnyk may be deemed to be the beneficial owner of 20,287,696 shares of Common Stock (including 17,860,000 shares that are owned directly by Mr. Melnyk and indirectly by a wholly-owned company of Mr. Melnyk's, 95,100 shares held by the Eugene Melnyk Registered Retirement Savings Plan, 190,496 shares held by Laura Melnyk (Mr. Melnyk's wife), 1,940,300 shares which are subject to options granted pursuant to incentive plans of the Company exercisable within 60 days held by Mr. Melnyk, and call options on 201,800 shares exercisable within 60 days), which constitute in the aggregate 12.7% of the shares of Common Stock outstanding. In addition, Mr. Melnyk owns options granted pursuant to incentive plans of the Company to purchase 187,500 shares of Common Stock, none of which are exercisable within 60 days of the date of this amendment.

      Except as described in the preceding paragraph, Mr. Melnyk does not beneficially own any shares of Common Stock.

      (b) Except as set forth in the next sentence, Mr. Melnyk has the sole power to vote, direct the voting of, dispose of and direct the disposition of the Common Stock beneficially owned by him. Mr. Melnyk shares with Laura Melnyk (his wife) the power to vote, direct the voting of, dispose of and direct the disposition of the Common Stock beneficially held by her.

      (c) Except as described in Items 3 and 5 hereof, there were no transactions of Mr. Melnyk in the Common Stock since the filing of Amendment No. 21.

      (d) Except as set forth in Item 5(b) or in the succeeding sentences, Mr. Melnyk has the sole right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock owned beneficially by him.

      On August 4, 2006, Mr. Melnyk entered into a credit agreement with The Bank of Nova Scotia (the "Bank") wherein an existing revolving demand credit facility was increased to US $76 million from $36.9 million (the "Revolving Facility") and was fully drawn.

      Mr. Melnyk has two pre-existing lines of credit with the Bank totaling US $17 million. In addition, Mr. Melnyk previously made a personal guarantee in favor of the Bank in the amount of C$10 million in connection with a credit facility for a company (unrelated to Biovail) controlled by Mr. Melnyk.

      In connection with the Revolving Facility and the pre-existing lines of credit disclosed in the preceding paragraph (collectively, the "Pre-Existing Arrangements"), Mr. Melnyk and EM Holdings BV, a company wholly-owned by Mr. Melnyk, entered into pledge agreements with the Bank pursuant to which they collectively pledged 12,360,000 shares of the Common Stock to the Bank as collateral security for advances made by the Bank under the Revolving Facility and pursuant to the Pre-Existing Arrangements.

      EM Holdings BV, a company wholly owned by Mr. Melnyk has also deposited other shares of the Common Stock in a securities account with RBC Dominion Securities Inc., the securities in which secure margin debt.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

      Item 5(d) is incorporated by reference in this Item 6.

                                   SCHEDULE A
                 Expiry of Call Options held by Reporting Person
                            Biovail Corporation (BVF)

                    EXPIRATION
  DATE             STRIKE PRICE             # EXPIRED
  ----             ------------             ---------
20-Jul-06             $25.00                  399,000
20-Jul-06             $30.00                  706,800
11-Aug-06             $22.50                  197,350
13-Aug-06             $22.50                  301,250
17-Aug-06             $22.50                   49,500

                                            ---------
                                            1,653,900

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 21, 2006

                                        /s/ Eugene Melnyk
                                        ----------------------------------------
                                        Eugene Melnyk